UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(David L. Abrams - Amendment No. 3)
(Kandu Partners, L.P. and Kandu Management Corp. - Amendment No. 1)

Servidyne, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

81765M106

(CUSIP Number)

c/o David L. Abrams
P.O. Box 53407
Atlanta, Georgia  30355-1407
(404) 255-7683

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 19, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP NO. 81765M106		13D	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS Kandu Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --
	8	SHARED VOTING POWER 707,561 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER --
	10	SHARED DISPOSITIVE POWER 707,561 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,561 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 81765M106		13D	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS Kandu Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER --
	8	SHARED VOTING POWER 707,561 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER --
	10	SHARED DISPOSITIVE POWER 707,561 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,561 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 81765M106		13D	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS David L. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155, 897 Shares of Common Stock
	8	SHARED VOTING POWER 707,561 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 155, 897 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 707,561 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 863,458 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment to prior Schedules 13D and amendments thereto filed by the Reporting Persons, as defined below (this "Amendment"), is being jointly filed by Mr. David L. Abrams, Kandu Partners, L.P., a Georgia limited partnership ("Kandu Partners"), and Kandu Management Corp., a Georgia corporation ("Kandu Management", and collectively with Mr. Abrams and Kandu Partners, the "Reporting Persons"). This Amendment relates to shares of the common stock, par value $1.00 per share (the "Common Stock") of Servidyne, Inc., a Georgia corporation (the "Issuer").

The Issuer's principal executive offices are located at 1945 The Exchange, Suite 300, Atlanta, Georgia 30339.

Item 2. Identity and Background

David L. Abrams. Mr. Abrams is principally employed as the President of Silver Star Management Corp., a Georgia corporation ("Silver Star"), which is an investment management company engaged in managing family investments, including shares of the Company as described in Item 5 of this Amendment. Mr. Abrams is a citizen of the United States.

Kandu Partners and Kandu Management. Pursuant to a limited partnership agreement, Kandu Management is the sole general partner of Kandu Partners. Except as provided in the limited partnership agreement, Kandu Management has full and exclusive responsibility and discretion in the management, operation and control of Kandu Partners. These powers include the ability to cause Kandu Partners to dispose of and vote the shares of Common Stock owned by it. Kandu Partners was formed on May 10, 1999 and shall continue until the first to occur of (1) December 31, 2049, or (2) the dissolution of Kandu Partners pursuant to the express provisions of the limited partnership agreement. Mr. Abrams is the sole director and president of Kandu Management and is the holder of one-third of its voting stock.

The business address of the Reporting Persons and Silver Star is c/o David L. Abrams, P.O. Box 53407, Atlanta, Georgia 30355-1407.

During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

This Amendment is filed to reflect various changes in the facts set forth in previous filings by the Reporting Persons. The filing of this Amendment shall not be deemed an admission by the Reporting Persons that the changes reported herein are material within the meaning of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.

Since prior filings, Mr. Abrams' beneficial ownership has changed because of (1) the vesting of options to purchase 10,000 shares of Common Stock and subsequent exercise of such options, (2) the receipt by Mr. Abrams of 2,682 shares of Common Stock as gifts from immediate family members who do not reside in Mr. Abrams' household and (3) the distribution to Mr. Abrams of 13,785 shares of Common Stock from Purple Heart Partners, LLLP, a Georgia limited liability limited partnership ("Purple Heart"), in connection with the liquidation of Purple Heart and the winding-up of its affairs. Mr. Abrams had previously reported that he could be deemed to share beneficial ownership of all 27,570 shares of Common Stock held by Purple Heart immediately prior to its liquidation. Also since prior filings, all of the Reporting Persons' holdings have been increased by stock dividends. Mr. Abrams was a director of the Issuer from 2000 to 2007.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

The Reporting Persons have publicly stated in a press release dated August 19, 2008 that they intend to vote against the proposed amendment to the Issuer's articles of incorporation at the Issuer's 2008 annual meeting of shareholders that would increase the number of authorized shares of its Common Stock from 5,000,000 shares to 10,000,000 shares. Although the Reporting Persons therefore could be deemed to hold shares for the purpose or effect of changing or influencing control of the Issuer, they do not concede that they hold shares for such purpose or effect.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

	Kandu Partners	Kandu Management	David L. Abrams

(a) Amount Beneficially Owned	707,561	707,561	863,458
Percentage of Class*	18.9%	18.9%	23.1%
(b) Number of Shares as to which the Reporting Person has:
Sole Voting Power	--	--	155,897
Shared Voting Power	707,561	707,561	707,561
Sole Dispositive Power	--	--	155,897
Shared Dispositive Power	707,561	707,561	707,561
__________________________

* Based on the number of shares of Common Stock outstanding as of July 14, 2008 as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed on July 21, 2008.

Kandu Management could be deemed to share with Kandu Partners and Mr. Abrams beneficial ownership of the 707,561 shares of Common Stock owned directly by Kandu Partners because of Kandu Management's management of Kandu Partners as described in Item 2. Mr. Abrams could be deemed to share beneficial ownership with Kandu Partners and Kandu Management of the 707,561 shares of Common Stock owned directly by Kandu Partners because of Mr. Abrams' offices as sole director and president of Kandu Management.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Amendment, the Reporting Persons are not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.

Limited Partnership Agreement of Kandu Partners L.P. dated as of May 10, 1999 (incorporated by reference from Exhibit 1 to the Schedule 13D/A Amendment No. 2 of David L. Abrams (File No. 005-33933) filed on January 2, 2003).

2.

Joint Filing Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Kandu Partners, L.P., Kandu Management Corp. and David L. Abrams.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: August 19, 2008
KANDU PARTNERS, L.P.
By: Kandu Management Corp., its General Partner
By: /s/ David L. Abrams David L. Abrams, President

KANDU MANAGEMENT CORP.
By: /s/ David L. Abrams David L. Abrams, President

/s/ David L. Abrams David L. Abrams